Exhibit 99.1

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

HEXO Corp. (“HEXO”)

3000 Solandt Road

Ottawa, Ontario

K2K 2X2

1.2	Executive Officer

Trent MacDonald, Chief Financial Officer

Telephone: 416-230-1126

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On August 30, 2021, HEXO completed the previously announced acquisition of all of the outstanding shares of the entities that carry on the business of Redecan (“Redecan”), Canada’s largest privately-owned licensed producer (the “Acquisition”).

2.2	Acquisition Date

August 30, 2021.

2.3	Consideration

At closing, HEXO paid the selling shareholders of Redecan $400 million in cash (subject to certain customary closing adjustments) and delivered 69.7 million newly issued common shares of HEXO (the “Consideration Shares”).

The cash portion of the purchase price was funded by HEXO through a combination of (i) cash released from a restricted escrow account that had held a portion of the net proceeds from HEXO’s public offering of US$360 million senior secured convertible notes that was completed on May 27, 2021, (ii) a portion of the net proceeds raised by HEXO in its underwritten public offering of US$144.8 million of units (comprised of common shares and warrants) that was completed on August 24, 2021, and (iii) cash on hand.

2.4	Effect on Financial Position

The estimated effect of the Acquisition on HEXO is outlined in the unaudited pro forma financial statements appended to this Business Acquisition Report. The unaudited pro forma financial statements were based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes were reasonable at the time such statements were prepared. The unaudited pro forma financial statements provide a discussion of how such adjustments were derived and presented.

HEXO currently has no plans or proposals for material changes in the business affairs of the acquired business and entities which may have a significant effect on the financial performance or financial position of HEXO.

2.5	Prior Valuations

To the knowledge of HEXO, no valuation opinion was obtained within the last 12 months by either HEXO or Redecan required by securities legislation or a Canadian exchange or market to support the consideration paid by HEXO for the Acquisition.

2.6	Parties to Transaction

The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102—Continuous Disclosure Obligations), associate or affiliate of HEXO.

2.7	Date of Report

September 24, 2021.

Item 3	Financial Statements and Other Information

The following financial statements set out in the schedules hereto form an integral part of this Business Acquisition Report:

Schedule A:	Audited Consolidated Financial Statements of 2579951 Ontario Inc. for the financial year ended December 31, 2020 (prepared in accordance with Canadian accounting standards for private enterprises (“ASPE”)

Schedule B:	Unaudited Interim Consolidated Financial Statements of 2579951 Ontario Inc. for the three months ended March 31, 2021 (prepared in accordance with ASPE)

Schedule C:	Unaudited pro forma condensed consolidated financial statements of HEXO that give effect to the acquisition of Redecan as at April 30, 2021 and for the nine months ended April 30, 2021 and for the year ended July 31, 2020

No change has been made to any of the aforementioned financial statements from those appended to HEXO’s Amended and Restated Material Change Report dated July 14, 2021, and HEXO is relying on such statements pursuant to the exemption set forth in subsection 8.4(4) of National Instrument 51-102—Continuous Disclosure Obligations, which allows reliance on earlier financial statements when certain conditions have been met.

SCHEDULE A

(See attached)

2579951 Ontario Inc.

Consolidated Financial Statements

December 31, 2020

2579951 Ontario Inc.

Contents

For the year ended December 31, 2020

Independent Auditor’s Report

To the Shareholders of 2579951 Ontario Inc.:

Opinions

We have audited the consolidated financial statements of 2579951 Ontario Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2020, and the consolidated statements of earnings (loss), retained earnings (deficit) and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Unmodified Opinion on the Consolidated Financial Position

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020, in accordance with Canadian accounting standards for private enterprises.

Qualified Opinion on the Consolidated Results of Operations and Cash Flows

In our opinion, except for the possible effects of the matter described in the Basis for Opinions, Including Basis for Qualified Opinion on the Results of Consolidated Operations and Cash Flows section or our report, the accompanying consolidated statement of earnings (loss), retained earnings (deficit) and cash flows present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the year ended December 31, 2020 in accordance with Canadian accounting standards for private enterprises.

Basis for Opinions, Including Basis for Qualified Opinion on the Results of Consolidated Operations and Cash Flows

We were appointed as auditors of the Company after December 31, 2020 and, therefore, did not observe the counting of physical inventories at January 1, 2020 and were unable to satisfy ourselves concerning those inventory quantities by alternative means. Since opening inventories enter into the determination of the results of operations and cash flows, we were unable to determine whether any adjustments might have been required in the consolidated statement of earnings (loss) and the cash flows from operating activities reported in the cash flow statement. Our audit opinion on the consolidated results of operations and cash flows for the year ended December 31, 2020 is modified because of the possible effects of this scope limitation.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our unmodified opinion on the consolidated financial position and our qualified opinion on the consolidated results of operations and cash flows.

Other Matter - Comparative Information

The comparative information for the year ended December 31, 2019 is unaudited and accordingly we do not express an audit opinion on the comparative figures.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Canadian accounting standards for private enterprises, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Burlington, Ontario July 13, 2021	Chartered Professional Accountants Licensed Public Accountants

2579951 Ontario Inc.

Consolidated Balance Sheet

As at December 31, 2020

	2020	2019
		(Unaudited)
Assets
Current
Cash	7,806,974	3,110,116
Trade receivables	14,666,289	5,335,688
Government remittances receivable	2,200,906	7,948,282
Inventory (Note 3)	26,792,382	16,454,944
Prepaid expenses and deposits	3,213,503	1,296,368
Receivable from shareholders (Note 4)	117,906	—
	54,797,960	34,145,398
Property, plant and equipment (Note 5)	84,136,530	65,322,854
Deposits (Note 5)	4,923,006	—
	143,857,496	99,468,252
Liabilities
Current
Trade and other payables	9,407,837	9,815,603
Government remittances payable	3,030,819	876,569
Income taxes payable	4,374,595	104,199
Advances from related parties (Note 6)	116,215,958	89,467,755
	133,029,209	100,264,126
Shareholders’ Equity (Deficit)
Share capital (Note 7)	48	48
Retained earnings (deficit)	10,828,239	(795,922)
	10,828,287	(795,874)
	143,857,496	99,468,252
Approved on behalf of the Board
Director

The accompanying notes are an integral part of these consolidated financial statements

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2579951 Ontario Inc.

Consolidated Statement of Earnings (Loss)

For the year ended December 31, 2020

	2020	2019
		(Unaudited)
Revenue
Revenue before returns and allowances	107,295,969	17,337,454
Returns and allowances	(5,209,031)	(152,289)
Revenue before excise duties (Note 8)	102,086,938	17,185,165
Excise duties	(28,437,696)	(3,964,572)
Revenue, net of excise duties	73,649,242	13,220,593
Cost of sales (Note 3)	35,811,886	6,028,301
Gross margin	37,837,356	7,192,292
Selling, general and administrative expenses
Advertising and promotion	997,041	318,939
Amortization	1,303,945	1,021,593
Business taxes and licences	2,148,637	486,074
Consulting fees	1,316,135	—
Donations	—	2,339
Freight and logistics	1,850,686	284,236
Insurance	811,492	514,115
Interest and bank charges	147,755	88,711
Meals and entertainment	119,068	99,819
Office and general	1,903,554	488,603
Professional fees	260,936	173,557
Property taxes	101,340	64,185
Rental	151,873	191,450
Repairs and maintenance	1,122,879	270,627
Salaries, wages and benefits	6,188,585	2,420,380
Supplies	2,737,949	726,733
	21,161,875	7,151,361
Income from operations	16,675,481	40,931
Other income (loss)
Foreign exchange gain	36,868	44,127
Impairment loss on property, plant and equipment (Note 5)	(588,593)	—
	(551,725)	44,127
Earnings before income tax	16,123,756	85,058
Provision for income taxes (Note 9)	4,499,595	123,299
Net earnings (loss)	11,624,161	(38,241)

The accompanying notes are an integral part of these consolidated financial statements

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2579951 Ontario Inc.

Consolidated Statement of Retained Earnings (Deficit)

For the year ended December 31, 2020

	2020	2019
		(Unaudited)
Deficit, beginning of year	(795,922)	(757,681)
Net earnings (loss)	11,624,161	(38,241)
Retained earnings (deficit), end of year	10,828,239	(795,922)

The accompanying notes are an integral part of these consolidated financial statements

3

2579951 Ontario Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2020

	2020	2019
		(Unaudited)
Cash provided by (used for) the following activities
Operating activities
Net earnings (loss)	11,624,161	(38,241)
Amortization	12,174,795	4,932,847
Impairment loss on property, plant and equipment	588,593	—
	24,387,549	4,894,606
Changes in working capital accounts
Trade receivables	(9,330,601)	(1,772,667)
Government remittances receivable	5,747,376	(3,900,635)
Inventory	(10,337,438)	(11,624,220)
Prepaid expenses and deposits	(1,917,135)	(478,835)
Income taxes payable	4,270,396	(582,372)
Trade and other payables	(407,765)	5,392,385
Government remittances payable	2,154,250	221,408
	14,566,632	(7,850,330)
Financing activity
Advances from related parties	26,748,203	40,452,298
Investing activities
Purchases of property, plant and equipment	(31,577,065)	(33,668,113)
Advances to shareholders	(117,906)	—
Deposits	(4,923,006)	—
Increase (decrease) in cash	4,696,858	(1,066,145)
Cash, beginning of year	3,110,116	4,176,261
Cash, end of year	7,806,974	3,110,116

The accompanying notes are an integral part of these consolidated financial statements

4

2579951 Ontario Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Figures as at December 31, 2019 and for the year then ended are unaudited)

1.	Incorporation and operations

2579951 Ontario Inc. was incorporated under the Ontario Business Corporations Act on May 30, 2017. 2579951 Ontario Inc., through its wholly owned subsidiaries 9037136 Canada Inc. (o/a Redecan Pharm) and 2526356 Ontario Inc. (collectively referred to as the “Company”), operate as a licensed cultivator, processor and seller of medical and recreational cannabis in Canada under the Cannabis Act.

2.	Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian accounting standards for private enterprises “ASPE” set out in Part II of the CPA Canada Handbook - Accounting, as issued by the Accounting Standards Board in Canada and include the following significant accounting policies:

Basis of consolidation

The Company consolidates all subsidiaries. As such, assets, liabilities, revenues and expenses of all subsidiaries have been consolidated and all inter company transactions and balances have been eliminated.

Inventory

Inventory includes biological assets (growing cannabis plants), agriculture inventories (harvested cannabis) and related supplies and packaging materials. All inventory is valued at the lower of cost and net realizable value. Cost is determined by the weighted average method, and includes purchase price of direct materials, direct labour and an allocation of certain overheads. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling costs.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Land and land improvements	Not amortized
Buildings	declining balance	10%
Automotive	declining balance	30%
Computer equipment	declining balance	67%
Computer software	declining balance	100%
Equipment	declining balance	30%
Fences	declining balance	10%
Furniture and fixtures	declining balance	20%
Office equipment	declining balance	20%
Machinery and equipment	declining balance	30%

Property, plant and equipment acquired during the year but not placed into use during this time are not amortized in the year of acquisition.

Revenue recognition

Revenue from the sale of cannabis to customers is recognized when the Company transfers the control of the goods to the customer, which occurs upon delivery and acceptance by the customer. The Company recognizes revenue for the amount of consideration the Company expects to receive, taking into account the impact from any rights of return on sales, price concessions or similar obligations.

Income taxes

The Company accounts for income taxes using the taxes payable method. Under this method, a provision is only made for taxes payable or recoverable in the current year. Income taxes payable/recoverable are measured using the income tax rates and laws established by taxation authorities and in effect at the balance sheet date.

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2579951 Ontario Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Figures as at December 31, 2019 and for the year then ended are unaudited)

2.	Significant accounting policies (Continued from previous page)

Leases

A lease that transfers substantially all of the benefits and risks of ownership is classified as a capital lease. At the inception of a capital lease, an asset and a payment obligation is recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Assets under capital leases are amortized using the declining balance method, over their estimated useful lives. All other leases are accounted for as operating leases and rental payments are expensed as incurred.

An arrangement contains a lease where the arrangement conveys a right to use the underlying tangible asset, and whereby its fulfillment is dependent on the use of the specific tangible asset. After the inception of the arrangement, a reassessment of whether the arrangement contains a lease is made only in the event that:

•	there is a change in contractual terms;

•	a renewal option is exercised or an extension is agreed upon by the parties to the arrangement;

•	there is a change in the determination of whether the fulfillment of the arrangement is dependent on the use of the specific tangible asset; or

•	there is a substantial physical change to the specified tangible asset.

Foreign currency translation

These consolidated financial statements have been presented in Canadian dollars, the principal currency of the Company’s operations.

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net earnings (loss) for the current year.

Long-lived assets and discontinued operations

Long-lived assets consist of property, plant and equipment. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying amount of an asset, or group of assets, may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted future cash flows from its use and disposal. If the carrying amount is not recoverable, impairment is then measured as the amount by which the asset’s carrying amount exceeds its fair value. Fair value is measured using discounted future cash flows. Any impairment is included in net earnings (loss) for the year.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian accounting standards for private enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the year.

Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. Provisions are made for slow moving and obsolete inventory, and for potential returns, allowance and price concessions on product sold. Amortization is based on the estimated useful lives of property, plant and equipment.

By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be material. These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the years in which they become known.

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2579951 Ontario Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Figures as at December 31, 2019 and for the year then ended are unaudited)

2.	Significant accounting policies (Continued from previous page)

Financial instruments

The Company recognizes its financial instruments when the Company becomes party to the contractual provisions of the financial instrument. All financial instruments are initially recorded at their fair value, including financial assets and liabilities originated and issued in a related party transaction with management. Financial assets and liabilities originated and issued in all other related party transactions are initially measured at their carrying or exchange amount in accordance with Section 3840 Related Party Transactions.

At initial recognition, the Company may irrevocably elect to subsequently measure any financial instrument at fair value. The Company has not made such an election during the year.

Transaction costs and financing fees directly attributable to the origination, acquisition, issuance or assumption of financial instruments subsequently measured at fair value are immediately recognized in net earnings (loss). Conversely, transaction costs and financing fees are added to the carrying amount for those financial instruments subsequently measured at cost or amortized cost.

3.	Inventory

	2020	2019
Packaging materials	4,571,980	4,586,233
Cannabis plants	1,833,898	1,830,474
Bulk cannabis flower	12,489,460	5,385,895
Bulk cannabis extracts	3,218,154	3,383,898
Finished goods	4,678,890	1,268,444
	26,792,382	16,454,944

The cost of inventories recognized as an expense and included in cost of sales amounted to $35,811,886 (2019 – $6,028,301), including $661,624 (2019 - $nil) relating to packaging materials which were written off as obsolete during the year.

Included in cost of sales is amortization of production equipment of $10,042,552 (2019 - $3,911,254).

4.	Receivable from shareholder

The balance due from the shareholder is unsecured, non-interest bearing and due on demand.

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2579951 Ontario Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Figures as at December 31, 2019 and for the year then ended are unaudited)

5.	Property, plant and equipment

			2020	2019
		Accumulated	Net book	Net book
	Cost	amortization	value	value
Land and land improvements	5,337,750	—	5,337,750	2,984,120
Buildings	59,647,615	7,541,462	52,106,153	46,173,589
Automotive	215,204	87,368	127,836	109,017
Computer equipment	1,766,038	1,340,614	425,424	560,231
Computer software	4,069,098	3,590,025	479,073	1,424,915
Equipment	33,040,257	7,850,969	25,189,288	13,599,584
Fences	21,187	10,875	10,312	11,410
Furniture and fixtures	316,282	68,881	247,401	261,242
Office equipment	151,511	37,095	114,416	70,300
Machinery and equipment	253,235	154,358	98,877	128,446
	104,818,177	20,681,647	84,136,530	65,322,854

Deposits included in the consolidated balance sheet represent deposits placed for certain property, plant and equipment to be used in the Company’s production operations, which has not been delivered as of December 31, 2020. Additional commitments relating to these items is disclosed in Note 10.

During the year the Company recorded an impairment loss on property, plant and equipment relating to certain construction costs which had been capitalized, but for which management determined the construction was not expected to be completed.

6.	Advances from related parties

	2020	2019
2516576 Ontario Inc. (controlling shareholder)	115,847,648	89,132,156
Minority shareholders	1,060	75,779
Member of immediate family of minority shareholders	367,250	259,820
	116,215,958	89,467,755

Amounts owing to the above related parties are unsecured, non-interest bearing and due on demand.

7.	Share capital

Authorized

Unlimited number of common shares

	2020	2019
Issued
100 Common shares	48	48

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2579951 Ontario Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Figures as at December 31, 2019 and for the year then ended are unaudited)

8.	Revenue

The Company earns revenues from sales to medical patients (“medical”) and through provincial distributors for the recreational market (“recreational”). The gross revenue recognized by major category is as follows:

	2020	2019
Revenue
Medical	5,499,766	2,204,971
Recreational	101,796,203	15,132,483
Returns and allowances	(5,209,031)	(152,289)
Revenue before excise taxes	102,086,938	17,185,165

9.	Income taxes

The reconciliation of the Company’s effective income tax expense is as follows:

	2020	2019
Expected tax expense	4,272,795	(10,134)
Increase (decrease) in income tax expense resulting from:
Impact of difference between amortization for accounting purposes and CCA taken in the period	(1,077,586)	(1,050,024)
Intercompany charges capitalized for tax purposes	4,163,664	(1,734,670)
Ontario minimum tax	214,109	—
Non-deductible expenses	19,485	13,089
Impact of tax loss carried forward against period taxable income	(3,092,872)	2,905,038
Actual tax expense	4,499,595	123,299

10.	Commitments

The Company has entered into various operating lease agreements with estimated minimum annual payments as follows:

2021	214,243
2022	210,000
2023	210,000
2024	210,000
2025	210,000
Thereafter, to 2029	390,000
1,444,243

During the year, the Company signed various agreement to purchase items of manufacturing equipment. As at December 31, 2020, outstanding commitments for manufacturing equipment were $16,349,578.

11.	Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest, currency, credit, liquidity or other price risks arising from these financial instruments except as otherwise disclosed.

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2579951 Ontario Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Figures as at December 31, 2019 and for the year then ended are unaudited)

Credit concentration

As at December 31, 2020, 3 customers (2019 – 3) accounted for 95% (2019 – 89%) of consolidated revenues before excise duties and 3 customers (2019 – 3) accounted for 97% (2019 – 99%) of the consolidated accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables as the customers are government agencies that distribute cannabis in their respective provinces.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company’s objective is to have sufficient liquidity to meet its liabilities from due. The Company monitors cash balances and cash flows generated from operations to meet its requirements. The Company is exposed to liquidity risk relating to its trade and other payables and advances from related parties which are due on demand.

12.	Subsequent events

On May 28, 2021, HEXO Corp. announced that it has entered into a definitive share purchase agreement to acquire all the outstanding shares of the Company for a purchase price of $925 million payable in cash and through the issuance of common shares of HEXO Corp. (the “Transaction”). The Transaction is subject to certain customary adjustments, closing conditions, applicable regulatory approvals, and HEXO Corp. shareholder approval. The close date of the Transaction is not determinable as of the date of these financial statements. As part of the Transaction and related customary adjustments, the parties have agreed that the balance owing to the controlling shareholder 2516576 Ontario Inc., as disclosed in Note 6, will be settled in full on close of the Transaction. Accordingly, the balance owing to 2516576 Ontario Inc. has been classified as a current liability in advances from related parties in the consolidated balance sheet.

On May 14, 2021, 2579951 Ontario Inc. was amalgamated with its parent company, 2516576 Ontario Inc., to form 5048963 Ontario Inc. (the “Company”).

13.	ASPE to International Financial Reporting Standards Reconciliation

As discussed in Note 12, the Company entered into a definitive share purchase agreement on May 28, 2021 to sell all of the outstanding shares of the Company to HEXO Corp. The Company has presented an ASPE to International Financial Reporting Standards (“IFRS”) reconciliation for the statement of earnings (loss), balance sheet and a description of the impact of each adjustment for each period presented. The tables below quantify the significant differences on the Company’s net earnings and financial position between ASPE and IFRS as at and for the years ended December 31, 2020 and 2019 with descriptions thereto of such differences.

	Notes		2020	2019
Net income (loss) after tax under ASPE			11,624,161	(38,241)
IFRS Adjustments
Variable consideration adjustment to gross revenue	(i	)	(249,883)	(112,725)
Realized fair value amounts on inventory sold	(ii	)	(81,213,167)	(6,013,788)
Unrealized gain on biological asset transformation	(ii	)	122,236,824	18,933,426
Reversal of cost of sales	(iii	)	100,000	75,000
Depreciation on right-of-use assets	(iii	)	(249,293)	(198,245)
Interest expense on lease liability	(iii	)	(147,696)	(146,046)
Reversal of rent expense	(iii	)	149,388	189,554
Deferred income tax expense	(iv	)	(10,619,186)	(3,956,264)
Net and comprehensive income under IFRS			41,631,148	8,732,671

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13.	ASPE to International Financial Reporting Standards Reconciliation (Continued from previous page)

	Notes	As reported under ASPE	Adjustments	As reported under IFRS
As at December 31, 2020
Inventory	(ii)	26,792,382	49,309,456	76,101,838
Biological assets	(ii)	—	9,098,703	9,098,703
Right-of-use asset, net	(iii)	—	1,737,168	1,737,168
Trade and other payables	(iii)	9,407,837	(120,000)	9,287,837
Current lease liability	(iii)	—	238,650	238,650
Non-current lease liability	(iii)	—	2,001,156	2,001,156
Provisions	(i), (iii)	—	405,071	405,071
Deferred tax liability	(iv)	—	14,575,450	14,575,450
Retained earnings	(i), (ii), (iii), (iv)	10,828,239	43,045,000	53,873,239
As at December 31, 2019
Inventory	(ii)	16,454,944	11,714,981	28,169,925
Biological assets	(ii)	—	5,669,521	5,669,521
Right-of-use asset, net	(iii)	—	1,986,461	1,986,461
Trade and other payables	(iii)	9,815,603	(60,000)	9,755,603
Current lease liability	(iii)	—	249,387	249,387
Non-current lease liability	(iii)	—	2,032,112	2,032,112
Provision	(i), (iii)	—	155,188	155,188
Deferred tax liability	(iv)	—	3,956,264	3,956,264
Retained earnings	(i), (ii), (iii), (iv)	(795,922)	13,038,012	12,242,090

(i) Under IFRS, an adjustment is required to record the constraint on variable consideration resulting from the markdown / price reductions arrangements with customers.

(ii) Under IFRS, an adjustment is required to record biological assets at fair value less cost to sell. Further, biological assets are transferred to inventory at fair value less cost to sell. An adjustment is made to recognize inventory at cost which is the fair value less cost of sell at the point where it transferred from biological assets. The following represent the key assumptions used in the determination of the fair value of the biological assets:

Weighted average selling price (per gram) - $3.18 (2019 - $3.31)

Yield per plant (dried bud and trim) - 1,144 grams (2019 - 968 grams)

Stage of growth - 43% (2019 - 53%)

Attrition rate - 1% (2019 - 1%)

(iii) Under IFRS, an adjustment is required to record right-of-use assets and lease liabilities for items leased. After initial recognition, IFRS requires the discounted lease liability to be accreted to the full liability amount and associated interest expense is recognized. In preparing the estimate for the value of the lease liability, management has determined a range of incremental borrowing rates attributable to underlying leases to be 2.28% - 6.84%. Depreciation expense is recognized on the right-of use assets over the lease term or the non-cancellable lease term ranging from 2 - 21 years. Additionally, an adjustment for lease restitution costs is also required to be recognized under IFRS as a provision.

(iv) Under ASPE, the Company uses the taxes payable method of accounting for income taxes. Under IFRS, the Company is required to recognize both current and deferred taxes. Deferred tax has been recognized on any temporary differences between the carrying amounts of assets and liabilities and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities have been measured at the tax rates that are expected to apply in the period when the asset is realized, and the liability is settled. Deferred tax assets are recognized to the extent future recovery is probable. Deferred tax assets have been reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

SCHEDULE B

(See attached)

2579951 Ontario Inc.

Interim Consolidated Financial Statements

March 31, 2021

(Unaudited)

2579951 Ontario Inc.

Contents

For the 3 month periods ended March 31, 2021 and 2020

(Unaudited)

2579951 Ontario Inc.

Interim Consolidated Balance Sheets

As at

(Unaudited)

	March 31 2021	December 31 2020 (audited)
Assets
Current
Cash	2,811,611	7,806,974
Trade receivables	14,708,430	14,666,289
Government remittances receivable	1,533,359	2,200,906
Inventory (Note 3)	31,306,782	26,792,382
Prepaid expenses and deposits	5,655,733	3,213,503
Receivable from shareholders (Note 4)	117,937	117,906
	56,133,852	54,797,960
Property, plant and equipment (Note 5)	85,481,713	84,136,530
Deposits (Note 5)	4,795,656	4,923,006
	146,411,221	143,857,496
Liabilities
Current
Trade and other payables	6,172,256	9,407,837
Government remittances payable	2,657,052	3,030,819
Income taxes payable	3,604,994	4,374,595
Advances from related parties (Note 6)	116,235,008	116,215,958
	128,669,310	133,029,209
Share capital (Note 7)	48	48
Retained earnings	17,741,863	10,828,239
	17,741,911	10,828,287
	146,411,221	143,857,496
Approved on behalf of the Board

Director

The accompanying notes are an integral part of these financial statements

1

2579951 Ontario Inc.

Interim Consolidated Statements of Earnings (Loss)

For the periods ended March 31, 2021 and March 31, 2020

(Unaudited)

	3 Months Ended March 31 2021	3 Months Ended March 31 2020
Revenue
Revenue before returns and allowances	35,038,368	13,051,200
Returns and allowances	(1,121,304)	(56,925)
Revenue before excise duties (Note 8)	33,917,064	12,994,275
Excise duties	(9,265,410)	(2,980,950)
Revenue, net of excise duties	24,651,654	10,013,325
Cost of sales (Note 3)	10,279,719	8,228,063
Gross margin	14,371,935	1,785,262
Selling, general and administrative expenses
Advertising and promotion	727,064	12,320
Amortization	378,648	325,322
Business taxes and licences	673,270	278,256
Consulting fees	142,408	487,309
Freight and logistics	680,598	201,113
Insurance	275,996	151,755
Interest and bank charges	42,951	32,276
Meals and entertainment	25,422	31,096
Office and general	513,326	272,213
Professional fees	15,903	32,555
Property taxes	53,567	24,477
Repairs and maintenance	258,847	143,786
Rental	37,397	38,289
Salaries, wages and benefits	1,403,717	883,467
Supplies	831,534	579,187
	6,060,648	3,493,421
Income (loss) from operations	8,311,287	(1,708,159)
Other income (loss)
Foreign exchange gain (loss)	(130,428)	302,253
Impairment loss on property, plant and equipment	(37,235)	—
	(167,663)	302,253
Earnings (loss) before income tax	8,143,624	(1,405,906)
Provision for income taxes (Note 9)	1,230,000	609,666
Net earnings (loss)	6,913,624	(2,015,572)

The accompanying notes are an integral part of these financial statements

2

2579951 Ontario Inc.

Interim Consolidated Statements of Retained Earnings (Deficit)

For the periods ended March 31, 2021 and March 31, 2020

(Unaudited)

	3 Months Ended March 31 2021	3 Months Ended March 31 2020
Retained earnings (deficit), beginning of period	10,828,239	(795,921)
Net earnings (loss)	6,913,624	(2,015,572)
Retained earnings (deficit), end of period	17,741,863	(2,811,493)

The accompanying notes are an integral part of these financial statements

3

2579951 Ontario Inc.

Interim Consolidated Statements of Cash Flows

For the periods ended March 31, 2021 and March 31, 2020

(Unaudited)

	3 Months Ended March 31 2021	3 Months Ended March 31 2020
Cash provided by (used for) the following activities
Operating activities
Net earnings (loss)	6,913,624	(2,015,572)
Amortization	4,261,528	2,034,043
Impairment loss on property, plant and equipment	37,235	—
	11,212,387	18,471
Changes in working capital accounts
Trade receivables	(42,141)	(5,519,189)
Government remittances receivable	667,547	(189,266)
Inventory	(4,514,399)	(740,794)
Prepaid expenses and deposits	(2,442,230)	(258,646)
Trade and other payables	(3,235,580)	(2,175,960)
Government remittances payable	(373,767)	41,413
Income taxes payable	(769,601)	109,666
	502,216	(8,714,305)
Financing activity
Advances from related parties	19,050	11,481,461
Investing activities
Purchases of property, plant and equipment	(5,643,948)	(5,545,093)
Advances to shareholders	(31)	—
Deposits	127,350	—
	(5,516,629)	(5,545,093)
Decrease in cash	(4,995,363)	(2,777,937)
Cash, beginning of period	7,806,974	3,110,116
Cash, end of period	2,811,611	332,179

The accompanying notes are an integral part of these financial statements

4

2579951 Ontario Inc.

Notes to the Interim Consolidated Financial Statements

For the periods ended March 31, 2021 and 2020

(Unaudited)

1.	Incorporation and operations

2579951 Ontario Inc. was incorporated under the Ontario Business Corporations Act on May 30, 2017. 2579951 Ontario Inc., through its wholly owned subsidiaries 9037136 Canada Inc. (o/a Redecan Pharm) and 2526356 Ontario Inc. (collectively referred to as the “Company”), operate as a licensed cultivator, processor and seller of medical and recreational cannabis in Canada under the Cannabis Act.

2.	Significant accounting policies

The interim consolidated financial statements have been prepared in accordance with Canadian accounting standards for private enterprises set out in Part II of the CPA Canada Handbook - Accounting, as issued by the Accounting Standards Board in Canada and include the following significant accounting policies:

Basis of consolidation

The Company consolidates all subsidiaries. As such, assets, liabilities, revenues and expenses of all subsidiaries have been consolidated and all inter company transactions and balances have been eliminated.

Inventory

Inventory includes biological assets (growing cannabis plants), agriculture inventories (harvested cannabis) and related supplies and packaging materials. All inventory is valued at the lower of cost and net realizable value. Cost is determined by the weighted average method, and includes purchase price of direct materials, direct labour and an allocation of certain overheads. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling costs.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Land and land improvement	Not amortized
Buildings	declining balance	10%
Automotive	declining balance	30%
Computer equipment	declining balance	67%
Computer software	declining balance	100%
Equipment	declining balance	30%
Fences	declining balance	10%
Furniture and fixtures	declining balance	20%
Office equipment	declining balance	20%
Machinery and equipment	declining balance	30%

Property, plant and equipment acquired during the period but not placed into use during this time are not amortized in the period of acquisition.

Revenue recognition

Revenue from the sale of cannabis to customers is recognized when the Company transfers the control of the goods to the customer, which occurs upon delivery and acceptance by the customer. The Company recognizes revenue for the amount of consideration the Company expects to receive, taking into account the impact from any rights of return on sales, price concessions or similar obligations.

Income taxes

The Company accounts for income taxes using the taxes payable method. Under this method, a provision is only made for taxes payable or recoverable in the current year. Income taxes payable/recoverable are measured using the income tax rates and laws established by taxation authorities and in effect at the balance sheet date.

5

2579951 Ontario Inc.

Notes to the Interim Consolidated Financial Statements

For the period ended March 31, 2021 and 2020

(Unaudited)

2.	Significant accounting policies (Continued from previous page)

Leases

A lease that transfers substantially all of the benefits and risks of ownership is classified as a capital lease. At the inception of a capital lease, an asset and a payment obligation is recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Assets under capital leases are amortized using the declining balance method, over their estimated useful lives. All other leases are accounted for as operating leases and rental payments are expensed as incurred.

An arrangement contains a lease where the arrangement conveys a right to use the underlying tangible asset, and whereby its fulfillment is dependent on the use of the specific tangible asset. After the inception of the arrangement, a reassessment of whether the arrangement contains a lease is made only in the event that:

•	there is a change in contractual terms;

•	a renewal option is exercised or an extension is agreed upon by the parties to the arrangement;

•	there is a change in the determination of whether the fulfillment of the arrangement is dependent on the use of the specific tangible asset; or

•	there is a substantial physical change to the specified tangible asset.

Foreign currency translation

These financial statements have been presented in Canadian dollars, the principal currency of the Company’s operations.

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net earnings (loss) for the current period.

Long-lived assets

Long-lived assets consist of property, plant and equipment. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying amount of an asset, or group of assets, may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted future cash flows from its use and disposal. If the carrying amount is not recoverable, impairment is then measured as the amount by which the asset’s carrying amount exceeds its fair value. Fair value is measured using discounted future cash flows. Any impairment is included in net earnings (loss) for the period.

Use of estimates

The preparation of financial statements in conformity with Canadian accounting standards for private enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period.

Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. Provisions are made for slow moving and obsolete inventory, and for potential returns, allowance and price concessions on product sold. Amortization is based on the estimated useful lives of property, plant and equipment.

By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements from changes in such estimates in future periods could be material. These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Financial instruments

The Company recognizes its financial instruments when the Company becomes party to the contractual provisions of the financial instrument. All financial instruments are initially recorded at their fair value, including financial assets and liabilities originated and issued in a related party transaction with management. Financial assets and liabilities originated and issued in all other related party transactions are initially measured at their carrying or exchange amount in accordance with Section 3840 Related Party Transactions.

6

2579951 Ontario Inc.

Notes to the Interim Consolidated Financial Statements

For the period ended March 31, 2021 and 2020

(Unaudited)

2.	Significant accounting policies (Continued from previous page)

Financial instruments (Continued from previous page)

At initial recognition, the Company may irrevocably elect to subsequently measure any financial instrument at fair value. The Company has not made such an election during the period.

Transaction costs and financing fees directly attributable to the origination, acquisition, issuance or assumption of financial instruments subsequently measured at fair value are immediately recognized in net earnings (loss). Conversely, transaction costs and financing fees are added to the carrying amount for those financial instruments subsequently measured at cost or amortized cost.

3.	Inventory

	March 31	December 31
	2021	2020
Packaging materials	9,552,491	4,571,980
Cannabis plants	1,812,457	1,833,898
Bulk cannabis flower	10,214,097	12,489,460
Bulk cannabis extracts	4,964,932	3,218,154
Finished goods	4,762,805	4,678,890
	31,306,782	26,792,382

The cost of inventories recognized as an expense and included in cost of sales amounted to $10,279,719 (March 31, 2020 – $8,228,063).

Included in cost of sales is amortization of production equipment of $3,069,742 (March 31, 2020 - $1,708,721).

4.	Receivable from shareholder

The balance due from the shareholder is unsecured, non-interest bearing and due on demand.

7

2579951 Ontario Inc.

Notes to the Interim Consolidated Financial Statements

For the period ended March 31, 2021 and 2020

(Unaudited)

5.	Property, plant and equipment

			March 31	December 31
			2021	2020
		Accumulated	Net book	Net book
	Cost	amortization	value	value
Land and land improvements	5,342,316	—	5,342,316	5,337,750
Buildings	61,226,893	9,036,892	52,190,001	52,106,153
Automotive	330,327	102,712	227,615	127,836
Computer equipment	1,795,158	1,402,256	392,902	425,424
Computer software	4,013,623	3,659,593	354,030	479,073
Equipment	36,389,087	9,874,708	26,514,379	25,189,288
Fences	21,187	11,133	10,054	10,312
Furniture and fixtures	316,282	84,807	231,475	247,401
Office equipment	151,511	38,351	113,160	114,416
Machinery and equipment	386,226	280,445	105,781	98,877
	109,972,610	24,490,897	85,481,713	84,136,530

Deposits included in the consolidated balance sheet represent deposits placed for certain property, plant and equipment to be used in the Company’s production operations, which has not been delivered as of March 31, 2021. Additional commitments relating to these items is disclosed in Note 10.

6.	Advances from related parties

	March 31	December 31
	2021	2020
2516576 Ontario Inc. (controlling shareholder)	115,843,448	115,847,648
Minority shareholders	1,060	1,060
Member of immediate family of minority shareholders	390,500	367,250
	116,235,008	116,215,958

Amounts owing to the above related parties are unsecured, non-interest bearing and due on demand.

7.	Share capital

Authorized

Unlimited number of common shares

	March 31	December 31
	2021	2020
Issued
Common shares 100 Common shares	48	48

8

2579951 Ontario Inc.

Notes to the Interim Consolidated Financial Statements

For the period ended March 31, 2021 and 2020

(Unaudited)

8.	Revenue

The Company earns revenues from sales to medical patients (“medical”) and through provincial distributors for the recreational market (“recreational”). The revenue before excise taxes recognized by major category is as follows:

	3 Months Ended	3 Months Ended
	March 31	March 31
	2021	2020
Revenue
Medical	1,610,210	1,078,589
Recreational	33,428,158	11,972,611
Returns and allowances	(1,121,304)	(56,925)
Revenue before excise taxes	33,917,064	12,994,275

9.	Income taxes

The reconciliation of the Company’s effective income tax expense is as follows:

	3 Months Ended	3 Months Ended
	March 31	March 31
	2021	2020
Expected tax expense (recovery)	1,677,760	(372,565)
Increase (decrease) in income tax expense resulting from:
Impact of difference between amortization for accounting purposes and CCA taken in the period	265,433	(542,168)
Intercompany charges capitalized for tax purposes	(1,095,847)	2,151,701
Non-deductible expenses	4,787	2,972
Impact of tax loss carried forward against period taxable income	377,867	(630,274)
Actual tax expense	1,230,000	609,666

10.	Commitments

The Company has entered into various lease agreements with estimated minimum annual payments as follows:

2021	154,451
2022	210,000
2023	210,000
2024	210,000
2025	210,000
Thereafter, to 2029	390,000
1,384,451

During the period, the Company signed various agreement to purchase items of manufacturing equipment. As at March 31, 2021, outstanding commitments for manufacturing equipment were $16,112,812.

9

2579951 Ontario Inc.

Notes to the Interim Consolidated Financial Statements

For the period ended March 31, 2021 and 2020

(Unaudited)

11.	Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest, currency, credit, liquidity or other price risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

For the three months ended March 31, 2021, 3 customers (March 31, 2020 – 3) accounted for 89% ( March 31, 2020 – 92%) of revenues before excise duties and as at March 31, 2020, 3 customers (December 31, 2020 – 3) accounted for 94% (December 31, 2020 – 97%) of the accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables as the customers are government agencies that distribute cannabis in their respective provinces.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company’s objective is to have sufficient liquidity to meet its liabilities from due. The Company monitors cash balances and cash flows generated from operations to meet its requirements. The Company is exposed to liquidity risk relating to its trade and other payables and advances from related parties which are due on demand.

12.	Subsequent events

On May 28, 2021, HEXO Corp. announced that it has entered into a definitive share purchase agreement to acquire all the outstanding shares of the Company for a purchase price of $925 million payable in cash and through the issuance of common shares of HEXO Corp. (the “Transaction”). The Transaction is subject to certain customary adjustments, closing conditions, applicable regulatory approvals, and HEXO Corp. shareholder approval. The close date of the Transaction is not determinable as of the date of these financial statements. As part of the Transaction and related customary adjustments, the parties have agreed that the balance owing to the controlling shareholder 2516576 Ontario Inc., as disclosed in Note 6, will be settled in full on close of the Transaction. Accordingly, the balance owing to 2516576 Ontario Inc. has been classified as a current liability in advances from related parties in the consolidated balance sheet.

On May 14, 2021, 2579951 Ontario Inc. was amalgamated with its parent company, 2516576 Ontario Inc., to form 5048963 Ontario Inc. (the “Company”).

10

2579951 Ontario Inc.

Notes to the Interim Consolidated Financial Statements

For the period ended March 31, 2021 and 2020

(Unaudited)

13.	ASPE to International Financial Reporting Standards Reconciliation

As discussed in Note 12, the Company entered into a definitive share purchase agreement on May 28, 2021 to sell all of the outstanding shares of the Company to HEXO Corp. The Company has presented an ASPE to International Financial Reporting Standards (“IFRS”) reconciliation for the statement of earnings (loss), balance sheet and a description of the impact of each adjustment for each period presented. The tables below quantify the significant differences on the Company’s net earnings between ASPE and IFRS as at and for the 3 month periods ended March 31, 2021 and 2020 with descriptions thereto of such differences.

	Notes		Three Months ended March 31, 2021	Three Months ended March 31, 2020
Net income (loss) after tax under ASPE			6,913,624	(2,015,572)
IFRS Adjustments
Variable consideration adjustment to gross revenue	(i	)	(278,998)	(218,260)
Realized fair value amounts on inventory sold	(ii	)	(15,472,095)	(3,561,756)
Unrealized gain on biological asset transformation	(ii	)	20,832,187	13,953,043
Reversal of cost of sales	(iii	)	25,000	25,000
Depreciation on right-of-use assets	(iii	)	(62,323)	(62,323)
Interest expense on lease liability	(iii	)	(36,925)	(36,928)
Reversal of rent expense	(iii	)	35,792	37,347
Deferred income tax expense	(iv	)	(3,048,337)	(1,589,577)

Net and comprehensive income under IFRS			8,907,925	6,530,974

	Notes	As reported under ASPE	Adjustments	As reported under IFRS
As at March 31, 2021
Inventory	(ii)	31,306,782	52,366,927	83,673,709
Biological assets	(ii)	—	11,401,324	11,401,324
Right-of-use assets, net	(iii)	—	1,674,846	1,674,846
Trade and other payables	(iii)	6,172,256	(135,000)	6,037,256
Current lease liability	(iii)	—	230,716	230,716
Non-current lease liability	(iii)	—	2,000,225	2,000,225
Provisions	(i), (iii)	—	520,212	520,212
Deferred tax liability	(iv)	—	17,623,787	17,623,787
Retained earnings	(i),(ii),(iii),(iv)	17,141,863	45,203,157	62,345,020

	Notes	As reported under ASPE	Adjustments	As reported under IFRS
As at December 31, 2020
Inventory	(ii)	26,792,382	49,309,456	76,101,838
Biological assets	(ii)	—	9,098,703	9,098,703
Right-of-use assets, net	(iii)	—	1,737,168	1,737,168
Trade and other payables	(iii)	9,407,837	(120,000)	9,287,837
Current lease liability	(iii)	—	238,650	238,650
Non-current lease liability	(iii)	—	2,001,156	2,001,156
Provisions	(i), (iii)	—	405,071	405,071
Deferred tax liability	(iv)	—	14,575,450	14,575,450
Retained earnings	(i),(ii),(iii),(iv)	10,828,239	43,045,000	53,873,239

11

(i) Under IFRS, an adjustment is required to record the constraint on variable consideration resulting from the markdown / price reductions arrangements with customers.

(ii) Under IFRS, an adjustment is required to record biological assets at fair value less cost to sell. Further, biological assets are transferred to inventory at fair value less cost to sell. An adjustment is made to recognize inventory at cost which is the fair value less cost of sell at the point where it transferred from biological assets. The following represent the key assumptions used in the determination of the fair value of the biological assets:

Weighted average selling price (per gram) - $3.60 (December 31, 2020 - $3.18)

Yield per plant (dried bud and trim) - 1,143 grams (December 31, 2020 - 1,144 grams)

Stage of growth - 51% (December 31, 2020 - 43%)

Attrition rate - 1% (December 31, 2020 - 1%)

(iii) Under IFRS, an adjustment is required to record right-of-use assets and lease liabilities for items leased. After initial recognition, IFRS requires the discounted lease liability to be accreted to the full liability amount and associated interest expense is recognized. In preparing the estimate for the value of the lease liability, management has determined a range of incremental borrowing rates attributable to underlying leases to be 2.28% - 6.84%. Depreciation expense is recognized on the right-of use assets over the lease term or the non-cancellable lease term ranging from 2 - 21 years. Additionally, an adjustment for lease restitution costs is also required to be recognized under IFRS as a provision.

(iv) Under ASPE, the Company uses the taxes payable method of accounting for income taxes. Under IFRS, the Company is required to recognize both current and deferred taxes. Deferred tax has been recognized on any temporary differences between the carrying amounts of assets and liabilities and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities have been measured at the tax rates that are expected to apply in the period when the asset is realized, and the liability is settled. Deferred tax assets are recognized to the extent future recovery is probable. Deferred tax assets have been reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

12

SCHEDULE C

(See attached)

HEXO Corp.

Unaudited pro forma condensed consolidated financial statements

As at April 30, 2021 and for the nine months ended April 30, 2021 and for the year ended July 31, 2020

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at April 30, 2021

(In thousands of Canadian dollars)

	HEXO Corp. April 30, 2021	Redecan Group March 31, 2021 Note 8	Pro Forma Adjustments	Note	Pro Forma Consolidated April 30, 2021
ASSETS
Current assets
Cash and cash equivalents	81,038	2,812	384,096	5)	67,946
			(400,000)	6b)
Restricted funds	32,551	—	—		32,551
Trade receivables	19,049	14,708	—		33,757
Commodity taxes recoverable and other receivables	10,202	1,533	—		11,735
Prepaid expenses - current	4,386	5,656	—		10,042
Inventory	95,223	83,673	16,327	6c)	195,223
Biological assets	9,222	11,401	—		20,623
Receivable from shareholders	—	118	—		118

Total current assets	251,671	119,901	423		371,995
Non-current assets
Property, plant and equipment	280,183	86,838	13,162	6d), 6e)	380,183
Intangible assets	16,412	319	99,681	6f)	116,412
Convertible debenture receivable	20,246	—	—		20,246
Investment in associate and joint ventures	73,379	—	—		73,379
Lease receivable	3,795	—	—		3,795
License and prepaid royalty	—	—	—		—
Long-term investments	4,402	—	—		4,402
Prepaid expenses	3,101	—	—		3,101
Deposits	—	4,796	—		4,796
Goodwill	—	—	749,026	6g)	749,026

Total assets	653,189	211,854	862,292		1,727,335

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at April 30, 2021

(In thousands of Canadian dollars)

	HEXO Corp. April 30, 2021	Redecan Group March 31, 2021 Note 8	Pro Forma Adjustments	Note	Pro Forma Consolidated April 30, 2021
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	42,968	6,037	67,285	6h)	116,290
Excise taxes payable	4,315	—	—		4,315
Government remittances payable	—	2,657	—		2,657
Advances from related parties – current	—	116,235	—		116,235
Warrant liabilities	13,037	—	—		13,037
Lease liability	4,659	231	—		4,890
Term loan	—	—	—		—
Onerous contract	4,763	—	—		4,763
Income taxes payable	—	3,605	—		3,605

Total current liabilities	69,742	128,765	67,285		265,792
Non-current liabilities
Deferred tax liability	—	17,624	82,376	6i)	100,000
Lease liability	22,566	2,000	—		24,566
Advances from related parties	—	—	—		—
Convertible debentures	31,951	—	384,096	5)	416,047
Other long-term liabilities	1,805	520	—		2,325

Total liabilities	126,064	148,909	533,757		808,730
Shareholders’ equity	527,125	62,945	(62,945)	6a)	918,605
			458,765	6b)
			(67,285)	6h)

Total liabilities and shareholders’ equity	653,189	211,854	862,292		1,727,335

See accompanying notes

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF NET EARNINGS (LOSS)

For the nine months ended April 30, 2021

(In thousands of Canadian dollars except per share amounts)

	HEXO Corp. April 30, 2021	Redecan Group March 31, 2021 Note 8	Pro Forma Adjustments	Note	Pro Forma Consolidated April 30, 2021
Revenue from sale of goods	120,059	98,147	—		218,206
Excise taxes	(35,219)	(27,539)	—		(62,758)

Net revenue from sale of goods	84,840	70,608	—		155,448
Ancillary revenue	168	—	—		168

Net revenue	85,008	70,608	—		155,616
Cost of goods sold	57,391	29,910	(773)	6d)	86,528

Gross profit before fair value adjustments	27,617	40,698	773		69,088
Realized fair value amounts on inventory sold	17,619	72,209	—		89,828
Unrealized gain on changes in fair value of biological assets	(35,616)	(115,454)	—		(151,070)

Gross profit	45,614	83,943	773		130,330
Operating expenses
Selling, general and administrative	39,039	15,886	—		54,925
Marketing and promotion	6,682	1,638	—		8,320
Share-based compensation	10,904	—	—		10,904
Research and development	2,901	—	—		2,901
Depreciation of property, plant and equipment	4,369	1,153	195	6d)	5,755
			38	6e)
Amortization of intangible assets	1,043	55	1,445	6f)	2,543
Restructuring costs	1,721	—	—		1,721
Impairment of property, plant and equipment	881	626	—		1,507
Impairment of intangible assets	—	—	—		—
Impairment of goodwill	—	—	—		—
Recognition of onerous contract	—	—	—		—
Disposal of long-lived assets	1,294	—	—		1,294
Loss on disposal of property, plant and equipment	45	—	—		45
Acquisition and transactions	2,307	—	(447)	6h)	1,860

	71,186	19,358	1,231		91,775
Earnings (loss) from Operations	(25,572)	64,585	(458)		38,555
Finance expense, net	(7,311)	(161)	(42,951)	5)	(50,423)
Non-operating expense, net	(12,864)	(148)	—		(13,012)

Earnings (loss) and comprehensive income (loss) attributable to shareholders before tax	(45,747)	64,276	(43,409)		(24,880)
Provision for income taxes	—	(4,185)	272	6i)	(3,913)
Income tax payable	—	(12,672)	—		(12,672)

Other comprehensive income
Foreign currency translation	3	—	—		3

Net earnings (loss) and comprehensive income (loss)	(45,744)	47,419	(43,137)		(41,462)

Comprehensive income (loss) attributable to:
Shareholders of Hexo Corp	(45,744)	47,419	(43,137)		(41,462)
Non-controlling interest	—	—	—		—

	(45,744)	47,419	(43,137)		(41,462)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF NET EARNINGS (LOSS)

For the nine months ended April 30, 2021

(In thousands of Canadian dollars except per share amounts)

	HEXO Corp. April 30, 2021	Redecan Group March 31, 2021 Note 8	Pro Forma Adjustments	Note	Pro Forma Consolidated April 30, 2021
Basic net loss per common share	$(0.38)			7	$(0.22)
Diluted net loss per common share	$(0.38)			7	$(0.22)
Basic weighted average number of outstanding shares	121,749,456			7	191,470,572
Diluted weighted average number of outstanding shares	121,749,456			7	191,470,572

See accompanying notes

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF NET EARNINGS (LOSS)

For the year ended July 31, 2020

(In thousands of Canadian dollars except per share amounts)

	HEXO Corp. July 31, 2020 Note 3	Redecan Group September 30, 2020 Note 8	Pro Forma Adjustments	Note	Pro Forma Consolidated July 31, 2020
Revenue from sale of goods	110,149	74,478	—		184,627
Excise taxes	(29,598)	(20,285)	—		(49,883)

Net revenue from sale of goods	80,551	54,193	—		134,744
Ancillary revenue	233	—	—		233

Net revenue	80,784	54,193	—		134,977
Cost of goods sold	127,205	27,922	1,535	6d)	156,662

Gross (loss) / profit before fair value adjustments	(46,421)	26,271	(1,535)		(21,685)
Realized fair value amounts on inventory sold	40,910	47,465	—		88,375
Unrealized gain on changes in fair value of biological assets	(29,356)	(102,715)	—		(132,071)

Gross (loss) / profit	(57,975)	81,521	(1,535)		22,011
Operating expenses
Selling, general and administrative	52,793	14,127	—		66,920
Marketing and promotion	12,474	421	—		12,895
Share-based compensation	25,790	—	—		25,790
Research and development	4,639	—	—		4,639
Depreciation of property, plant and equipment	6,072	1,557	240	6d)	7,920
			51	6e)
Amortization of intangible assets	3,939	235	1,765	6f)	5,939
Restructuring costs	4,767	—	—		4,767
Impairment of property, plant and equipment	79,418	—	—		79,418
Impairment of intangible assets	108,189	—	—		108,189
Impairment of goodwill	111,877	—	—		111,877
Recognition of onerous contract	4,763	—	—		4,763
Disposal of long-lived assets	—	—	—		—
Loss on disposal of property, plant and equipment	3,855	—	—		3,855
Acquisition and transactions	—	—	—		—

	418,576	16,340	2,056		436,972
Earnings (loss) from operations	(476,551)	65,181	(3,591)		(414,961)
Finance income (expense), net	(8,141)	(114)	(60,853)	5)	(69,108)
Non-operating income (expense), net	(67,820)	(2)	—		(67,822)

Earnings (loss) and comprehensive income (loss) attributable to shareholders before tax	(552,512)	65,065	(64,444)		(551,891)
Provision for income taxes	—	(2,377)	1,241	6i)	(1,136)
Income tax recovery (payable)	6,023	(15,528)	—		(9,505)

Other comprehensive income
Foreign currency translation	—	—	—		—

Net earnings (loss) and comprehensive income (loss)	(546,489)	47,160	(63,203)		(562,532)

Comprehensive income (loss) attributable to:
Shareholders of HEXO Corp.	(546,489)	47,160	(63,203)		(562,532)
Non-controlling interest	—	—	—		—

	(546,489)	47,160	(63,203)		(562,532)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF NET EARNINGS (LOSS)

For the year ended July 31, 2020

(In thousands of Canadian dollars except per share amounts)

	HEXO Corp. July 31, 2020 Note 3	Redecan Group September 30, 2020 Note 8	Pro Forma Adjustments	Note	Pro Forma Consolidated July 31, 2020
Basic net loss per common share	$(1.77)			7	$(1.48)
Diluted net loss per common share	$(1.77)			7	$(1.48)
Basic weighted average number of outstanding shares	309,504,695			7	379,225,811
Diluted weighted average number of outstanding shares	309,504,695			7	379,225,811

See accompanying notes

1.	Description of the Transaction

On May 28, 2021 HEXO Corp. (“HEXO” or the “Company”) entered into a definitive share purchase agreement (the “Share Purchase Agreement) to acquire the Redecan Group comprised of 2526356 Ontario Inc., 2579951 Ontario Inc. and 9037136 Canada Inc. (“Redecan”). Under the terms of the Share Purchase Agreement and based on the closing price of common shares on July 6, 2021, the consideration payable is estimated to be $858,765, payable in (i) $400,000 of cash, and (ii) an aggregate of 69,721,116 common shares to be issued by the Company. The Acquisition is expected to close in Q1 of the Company’s 2022 fiscal year, subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals. HEXO has raised debt financing which the Company will use to finance the cash consideration payable in connection with the Acquisition.

These unaudited pro forma condensed consolidated financial statements present the impact of the following transactions and have been prepared on the basis described in Note 2, Basis of Preparation:

a)	The Acquisition as described in Note 4, The Acquisition

b)	The incurrence of indebtedness under the senior secured convertible notes (the “Notes”) with proceeds of $384,096 (USD$312,655), as described in Note 5, Senior Secured Convertible Notes

2.	Basis of Preparation

The Company’s unaudited pro forma condensed consolidated statement of financial position as at April 30, 2021 and the unaudited pro forma condensed consolidated statements of net earnings (loss) for the nine months ended April 30, 2021 and the year ended July 31, 2020 have been prepared by management for the purpose of presenting the impact of the Acquisition, as described herein. Although the Acquisition had not closed as of the date of these pro forma financial statements, the unaudited pro forma condensed consolidated statement of financial position includes the effect of these transactions as if they had occurred on April 30, 2021. The unaudited pro forma condensed consolidated statement of net earnings (loss) for the nine months ended April 30, 2021 and the year ended July 31, 2020 give effect to these transactions as if they had occurred on August 1, 2019. These unaudited pro forma condensed consolidated financial statements also reflect and give effect to the issuance of the Notes, which were issued in order to finance the cash component of the purchase price of the Acquisition as described in Note 5—Senior Secured Convertible Notes, however, they do not reflect or assume the issuance of any number of HEXO common shares upon conversion, redemption or exchange of any Notes.

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements, incorporate the significant accounting policies used by HEXO Corp. for the respective periods in the Company’s consolidated financial statements filed with or furnished to, as applicable, the Canadian and U.S. securities regulatory authorities. The unaudited pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation of these unaudited pro forma financial statements.

Pro forma adjustments reflected in these unaudited pro forma condensed consolidated financial statements are based on items that are factually supportable, directly attributable to the Acquisition for which there are firm commitments, and are expected to have a continuing impact on these unaudited pro forma condensed consolidated financial statements for which completed financial effects are objectively determinable.

All dollar amounts, except for per share information, or unless otherwise specified are expressed in thousands of Canadian dollars (“CAD” or “$”), which is the presentation currency of HEXO Corp.

These unaudited pro forma condensed consolidated financial statements have been prepared using the following information:

•

The unaudited condensed interim consolidated statement of financial position of HEXO as at April 30, 2021 and the unaudited condensed interim consolidated statement of net loss and comprehensive loss for the nine-month period ended April 30, 2021 have been extracted from the unaudited condensed interim consolidated financial statements prepared in accordance with International Accounting Standards 34 (“IAS 34”) as issued by the IASB.

•

The consolidated statements of net loss and comprehensive loss of HEXO for the year ended July 31, 2020 has been extracted from the Company’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as filed with or furnished to the Canadian and U.S. securities regulatory authorities.

•

The unaudited condensed interim consolidated balance sheet of Redecan as at March 31, 2021 and the unaudited condensed interim consolidated statements of earnings (loss) for the three months ended March 31, 2021 have been extracted from Redecan’s unaudited condensed interim consolidated financial statements prepared in accordance with Canadian accounting standards for private enterprises (“ASPE”) as issued by the Accounting Standards Board in Canada (“AcSB”).

•

The unaudited condensed interim consolidated statement of net earnings (loss) of Redecan for the nine month period ended March 31, 2021 has been derived from the audited consolidated statement of earnings (loss) of Redecan for the year ended December 31, 2020 prepared in accordance with ASPE as issued by the AcSB. The unaudited interim statement of earnings (loss) of Redecan for the nine-month period ended March 31, 2021 has been constructed by subtracting the unaudited financial information from the accounting records for the six-month period ended June 30, 2020 from the audited income statement for the year ended December 31, 2020 and adding the unaudited financial information extracted from the unaudited condensed interim consolidated statements of statements of earnings (loss) for the three months ended March 31, 2021. Adjustments have been made to Redecan’s historical financial information to conform with HEXO’s IFRS accounting policies (see Note 8, Adjustments to the Historical Financial Statements of Redecan).

•

The unaudited condensed consolidated statement of net earnings (loss) of Redecan for the twelve months ended September 30, 2020 has been derived from the unaudited consolidated statement of earnings (loss) of Redecan for the year ended December 31, 2019 prepared in accordance with ASPE and the unaudited financial information is derived from the accounting records of Redecan for the nine-month periods ended September 30, 2020 and September 30, 2019. The unaudited condensed consolidated statement of net earnings (loss) of Redecan for the twelve-month period ended September 30, 2020 has been constructed by subtracting the unaudited financial information from the accounting records for the nine-month period ended September 30, 2019 from the unaudited consolidated statement of earnings (loss) for the year ended December 31, 2019 and adding the unaudited financial information derived from the accounting records for the nine-month period ended September 30, 2020. Adjustments have been made to Redecan’s historical financial information to conform with HEXO’s IFRS accounting policies (see Note 8, Adjustments to the Historical Financial Statements of Redecan).

These unaudited pro forma condensed consolidated financial statements, including the notes thereto, should be read in conjunction with HEXO’s historical financial statements, and respective Management’s Discussion and Analysis of financial condition and results of operations as filed with or furnished to, as applicable, the Canadian and U.S. securities regulatory authorities and Redecan’s historical financial statements.

These unaudited pro forma condensed consolidated financial statements are based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed consolidated financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the Acquisition. The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized if HEXO and the acquired company (being the Redecan Group) had been a consolidated company during the specified periods.

The application of the acquisition method of accounting depends on certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed and have been made solely for the purposes of providing unaudited pro forma condensed consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and the consolidated company’s future earnings and financial position. Further, differences between the preliminary and final amounts will likely occur as a result of changes in the fair value of HEXO’s common shares to determine the actual purchase consideration as well as the actual amount of cash used in Redecan’s operations, and other changes in assets and liabilities.

3.	Presentation Reclassification Adjustments to HEXO’s Condensed Consolidated Statement of Net Earnings (Loss) for the Year ended July 31, 2020

For the nine months ended April 30, 2021, HEXO simplified its presentation for the condensed interim consolidated statements of net loss and comprehensive loss. For consistency between the unaudited pro forma condensed consolidated statement of net earnings (loss) for the nine months ended April 30, 2021 and the year ended July 31, 2020, the following presentation reclassification adjustments which had a $nil impact on net earnings (loss) and comprehensive income (loss) were made to HEXO’s condensed consolidated statement of net earnings (loss) for the year ended July 31, 2020:

HEXO CONDENSED CONSOLIDATED STATEMENT OF NET EARNINGS (LOSS)

For the year ended July 31, 2020

(In thousands of Canadian dollars except per share amounts)

	As reported HEXO Corp. July 31, 2020	Presentation reclassification	Adjusted Presentation
Revenue from sale of goods	110,149	—	110,149
Excise taxes	(29,598)	—	(29,598)

Net revenue from sale of goods	80,551	—	80,551
Ancillary revenue	233	—	233

Net revenue	80,784	—	80,784
Cost of goods sold	127,205	—	127,205

Gross loss before fair value adjustments	(46,421)	—	(46,421)
Realized fair value amounts on inventory sold	40,910	—	40,910
Unrealized gain on changes in fair value of biological assets	(29,356)	—	(29,356)

Gross loss	(57,975)		(57,975)
Operating expenses
Selling, general and administrative	52,793	—	52,793
Marketing and promotion	12,474	—	12,474
Share-based compensation	25,790	—	25,790
Research and development	4,639	—	4,639
Depreciation of property, plant and equipment	6,072	—	6,072
Amortization of intangible assets	3,939	—	3,939
Restructuring costs	4,767	—	4,767
Impairment of property, plant and equipment	79,418	—	79,418
Impairment of intangible assets	108,189	—	108,189
Impairment of goodwill	111,877	—	111,877
Recognition of onerous contract	—	4,763	4,763
Loss on onerous contract	4,763	(4,763)	—
Loss on disposal of property, plant and equipment	3,855	—	3,855

	418,576	—	418,576

Loss from operations	(476,551)	—	(476,551)

Finance expense, net	—	(8,141)	(8,141)
Non-operating expense, net	—	(67,820)	(67,820)
Revaluation of financial instruments gain	6,533	(6,533)	—
Share of loss from investment in associate and joint ventures	(6,331)	6,331	—

Loss on induced conversion of debentures	(54,283)	54,283	—
Realized loss on convertible debentures receivable	(4,806)	4,806	—
Unrealized loss on investments	(12,880)	12,880	—
Realized gain on investments	24	(24)	—
Foreign exchange gain	1,392	(1,392)	—
Interest and financing expenses	(10,043)	10,043	—
Interest income	1,902	(1,902)	—
Other income	2,531	(2,531)	—

Loss and comprehensive loss attributable to shareholders before tax	(552,512)	—	(552,512)
Income tax recovery	6,023	—	6,023

Other comprehensive income
Foreign currency translation	—	—	—

Net loss and comprehensive loss	(546,489)	—	(546,489)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.	(546,489)	—	(546,489)
Non-controlling interest	—	—	—

	(546,489)	—	(546,489)

4.	The Acquisition

Upon completion of the Acquisition, HEXO will pay cash and issue common shares of its capital to the shareholders of Redecan in consideration and exchange for all of the issued and outstanding shares of the Redecan Group. The purchase consideration is approximately $400,000 of cash and 69,721,116 common shares with an estimated value of approximately $458,765 for total consideration of $858,765. The cash consideration component is subject to adjustments on and following the closing date for working capital target surplus (deficit).

The estimated purchase price for Redecan is based on the closing price of HEXO common shares on July 6, 2021. The requirement to base the final purchase price on the share price as of the closing date could result in a purchase price that is materially different (either higher or lower) from that assumed in these unaudited pro forma condensed consolidated financial statements and the purchase price included in these pro forma financial statements should not be taken to represent what the actual consideration transferred will be when the Acquisition is completed. The actual purchase price will fluctuate until the effective date of the Acquisition and the final valuation could differ significantly from the current estimate.

Number of HEXO common shares to be issued	69,721,116

HEXO share price per share(i)	$6.58

Equity portion of purchase price	$458,765
Cash consideration	$400,000

Purchase price	$858,765

(i)	HEXO’s Canadian dollar closing share price of $6.58 from the TSX on July 6, 2021.

The following table shows the effect of an increase (decrease) in the purchase price and the change in timing of the close of the Acquisition on the purchase price and goodwill:

	Purchase Price $	Goodwill $
As presented in the pro forma combined results	$858,765	749,026

15% increase in common share price	$927,580	817,841
15% decrease in common share price	$789,950	680,211

As of the date of these pro forma financial statements, the Company’s detailed identification and valuation exercise of Redecan’s net assets has not yet significantly begun. Therefore, the Company has prepared a preliminary estimate of the fair market values of the assets to be acquired and the liabilities assumed under the Acquisition using high level approximations of a consistent $100,000 value for inventory, property, plant and equipment, identifiable intangible assets and the deferred tax liability. Pro forma adjustments have been made to eliminate Redecan’s historical carrying values and to reflect the allocation of the preliminary purchase price where there is a difference between the carrying value and fair value.

The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation and may include changes in fair values of property, plant and equipment, changes in allocation to intangibles assets such as brands, trade names, technology, licenses and customer relationships as well as goodwill.

The following table summarizes the allocation of the preliminary purchase price:

Net identifiable assets acquired	As at April 30, 2021 $
Financial assets	29,623
Inventory	100,000
Biological assets	11,401
Property, plant and equipment	100,000
Identifiable intangible assets	100,000
Financial liabilities	(124,929)
Lease liability	(2,231)
Income taxes payable	(3,605)
Deferred tax liability	(100,000)
Other long-term liabilities	(520)

Total net identifiable assets	109,739
Goodwill	749,026

Purchase price	858,765

5.	Senior Secured Convertible Notes

On May 27, 2021, the Company closed an offering of US$360 million aggregate principal amount of senior secured convertible notes (the “Notes”) directly to an institutional purchaser and certain of its affiliates or related funds.

The Notes were sold at a purchase price of US$327.6 million, or approximately 91.0% of their principal amount. The Notes mature on May 1, 2023. Subject to certain limitations, the Notes will be convertible into freely tradable common shares of the Company at the option of the holder and, subject to conditions and limitations, at the option of the Company. If not previously converted, all principal repayments of the Notes will be made at a price equal to 110% of the principal amount of the Notes being repaid. The Notes do not bear interest except upon the occurrence of an event of default. The Notes were issued in registered form, without coupons, under a trust indenture.

The unaudited pro forma condensed consolidated statement of financial position has been adjusted to reflect an increase in cash and Notes of $384,096 (US$312,655), net of estimated transaction costs of $18,360 (USD$14,945). The following table shows the interest expense incurred on the new Notes assuming such Notes had been issued on the first day of the periods presented therein:

	For the nine months ended April 30, 2021 $	For the year ended July 31, 2020 $
Finance income (expense), net(i)	(42,951)	(60,853)

(i)

Although the notes do not carry an interest rate (other than after the occurrence of an event of default), the above interest expense (presented as net finance expense) represents for accounting purposes, the implied finance expense attributable to the difference between the discounted price at which the Notes were originally issued and the principal amount outstanding under the Notes.

6.	Pro Forma Adjustments and Assumptions for the Acquisition of Redecan

The unaudited pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

a)	Equity

This pro forma adjustment eliminates Redecan’s historical equity of $62,945.

b)	Purchase Price

Records the purchase price consideration, which is cash of $400,000 and the fair value of the equity interests of $458,765 to be issued by HEXO to acquire Redecan (Note 4, The Acquisition).

c)	Inventory

Increases Redecan’s inventory to an estimated fair value of approximately $100,000, an increase of $16,327 from the carrying value. The fair value was determined based on the estimated selling price of the inventory, less the manufacturing processing and selling costs and a normal profit margin on those manufacturing and selling efforts. After the Acquisition the $16,327 increase in inventory value will increase cost of goods sold over approximately 12 months as the inventory is sold. This increase is not reflected in the unaudited pro forma condensed consolidated statements of net earnings (loss) because it does not have a continuing impact.

d)	Property, plant and equipment

Increases Redecan’s property, plant and equipment to an estimated fair value of approximately $100,000, an overall increase of $13,162 from the carrying value. The estimated useful lives (excluding land) range from 3 to 20 years. The Company capitalizes a portion of depreciation and amortization to biological assets and inventory and the increase in property, plant and equipment value will increase cost of goods sold. The estimated adjustment to depreciation of property, plant and equipment and cost of goods sold related to the acquired property, plant and equipment calculated on a straight line basis was $195 and $(773) respectively for the nine months ended April 30, 2021 and $240 and $1,535 respectively for the twelve months ended July 31, 2020.

e)	Leases

Included in property, plant and equipment is $1,675 related to right-of-use lease assets. The carrying value has been adjusted to the corresponding carrying value of the lease liability of $2,231, resulting in a pro forma increase of $556. The corresponding impact to depreciation of property, plant and equipment related to the acquired leases was $38 for the nine months ended April 30, 2021 and $51 for the twelve months ended July 31, 2020.

f)	Intangible assets

Reflects the fair value adjustment to intangible assets of approximately $100,000, an overall increase of $99,681 from the carrying value. Intangible assets currently identified as part of the preliminary valuation study for intangible assets include brands, trade names, technology, licenses and customer relationships. The preliminary valuation used an income approach that forecasts the expected future cash flows. The midpoint of the estimated range of fair values was used.

The estimated value fair of the currently identifiable intangible assets has been equally allocated across the assets due to the limitation of information held at the very early stages of the identification and valuation assessment. The estimated fair value and useful lives of the acquired intangibles are as follows

	Estimated Fair Value $	Estimated useful life (years)
Domain names	20,000	10 years
Health Canada licenses	20,000	20 years
Software	20,000	3 to 5 years
Patents	20,000	20 years
Brands	20,000	Indefinite

	100,000

After the Acquisition, the estimated adjustment to amortization expense related to the acquired intangibles calculated on a straight line basis was $1,445 for the nine months ended April 30, 2021 and $1,765 for the twelve months ended July 31, 2020.

The preliminary estimates of fair value and estimated useful lives will likely differ from the final amounts after completing the valuation study, and the difference could have a material effect on the pro forma financial statements. A 15% change in the estimated fair value of intangible assets would cause a corresponding increase or decrease of $15,000 in the balance of goodwill. A 15% change would also cause the amortization expense in the unaudited pro forma condensed consolidated statement of earnings (loss) for the nine months ended April 30, 2021 and for the twelve months ended July 31. 2020 to increase or decrease by approximately $256 and $341 respectively (assumes a weighted average useful life of 11 years).

g)	Goodwill

Recognizes goodwill of $749,026 to reflect the purchase price allocation described in Note 4, The Acquisition.

h)	Transaction costs

Represents the elimination of non-recurring transaction costs incurred and recognized during the nine month period ended April 30, 2021 of $447 that are directly related to the acquisition of Redecan. This amount has been removed from the pro forma statement of earnings and loss because it is non-recurring in nature and would not reflect expense of the combined entity on an ongoing basis.

Transaction costs that are directly attributable to the acquisition of Redecan and factually supportable but have not yet been expensed in HEXO or Redecan’s historical income statements or accrued in the balance sheet are reflected as an increase to accounts payable and accrued liabilities and a corresponding decrease in shareholder’s equity of $67,285 on the unaudited pro forma condensed consolidated statement of financial position.

i)	Income taxes For the purpose of the pro forma adjustments included in these unaudited pro forma condensed consolidated financial statements, the following tax rates were applied:

•

HEXO’s effective income tax rate was nil% for the nine months ended April 30, 2021 and for the year ended July 31, 2020. The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets for unused tax losses. As a result, no tax is recorded on the pro-forma adjustment of acquisition related costs incurred by HEXO.

•

Redecan’s effective income tax rates of 30.13% for the nine months ended April 30, 2021 and 34.57% for the year ended July 31, 2020 were used in determining a corresponding decrease in provision for income taxes of $272 and $1,241, respectively, as a result of adjustments to cost of goods sold, depreciation of property, plant and equipment and amortization of intangible assets.

•

The deferred tax liability of $100,000 (an overall increase of $82,376 from the carrying value) arising on the Acquisition is composed of the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities related to the Acquisition. Deferred income tax assets and liabilities are measured at the tax rates expected to be in effect when these differences reverse.

7.	Pro Forma Earnings (Loss) Per Share

Basic and diluted net income or loss per share is calculated by dividing the net income or loss for the period by the pro forma weighted average numbers of common shares that would have been outstanding during the period using the treasury stock method. The weighted average number of common shares was determined by taking the historical weighted average number of common shares outstanding and adjusting for the shares issued under the Acquisition as follows:

	For the nine months ended April 30, 2021	For the year ended July 31, 2020
Numerator
Numerator for basic and diluted earnings per common share - Pro forma net earnings(i)	$(41,462,000)	$(562,532,000)
Denominator

Denominator for basic earnings per common share - weighted average number of common shares	121,749,456	77,376,174
Pro forma adjustment for newly-issued shares related to the Acquisition	69,721,116	69,721,116

	For the nine months ended April 30, 2021	For the year ended July 31, 2020
Pro Forma denominator for basic earnings per common shares – weighted average common shares	191,470,572	147,097,290
Effect of dilutive securities	40,750,951	165,862,789

Pro forma denominator for diluted earnings per common shares – weighted average common shares	232,221,523	312,960,079
Pro forma basic earnings per common share	$(0.22)	$(3.82)
Pro forma diluted earnings per common share	$(0.22)	$(3.82)

(i)	For the purpose of this footnote, Pro forma net earnings is in whole dollars

The denominator figures for common shares reflect the 4:1 stock consolidation executed December 18, 2020

8.	Adjustments to the Historical Financial Statements of Redecan

The historical financial information of Redecan was prepared in accordance with ASPE as issued by the AcSB and presented in Canadian dollars. Redecan’s fiscal year end is December 31 and historical financial information was used to present pro forma financial statements based on the fiscal year end of HEXO being July 31.

The following tables present the conversion from ASPE to IFRS and shows the presentation and reclassification adjustments which had a $nil impact on the total assets, liabilities, shareholder’s equity and net earnings (loss) for the periods presented:

Redecan Adjusted Unaudited Condensed Consolidated Statement of Financial Position

	ASPE			IFRS
	As at March 31, 2021	ASPE to IFRS differences	Note 8	As at March 31, 2021	Presentation reclassification	Adjusted Presentation
Assets
Current assets:
Cash and cash equivalents	2,812	—		2,812		2,812
Trade receivables	14,708	—		14,708		14,708
Government remittances receivable	1,533	—		1,533	(1,533)	—
Commodity taxes recoverable and other receivables	—	—		—	1,533	1,533
Inventory	31,306	52,367	(i)	83,673		83,673
Biological assets	—	11,401	(i)	11,401		11,401
Prepaid expenses - current	5,656	—		5,656		5,656
Receivable from shareholders	118	—		118		118

Total current assets	56,133	63,768		119,901	—	119,901
Property and equipment	85,482	—		85,482	1,356	86,838
Intangible assets	—	—		—	319	319
Deposits	4,796	—		4,796		4,796
Right-of-use assets, net	—	1,675	(ii)	1,675	(1,675)	—

Total assets	146,411	65,443		211,854	—	211,854

Liabilities
Current liabilities
Trade and other payables	6,172	(135)	(ii)	6,037	(6,037)	—
Accounts payable and accrued liabilities	—	—		—	6,037	6,037
Government remittances payable	2,657	—		2,657		2,657
Lease liability	—	231	(ii)	231		231
Income taxes payable	3,605	—		3,605		3,605
Advances from related parties	116,235	—		116,235		116,235

Total current liabilities	128,669	96		128,765	—	128,765
Lease liability	—	2,000	(ii)	2,000		2,000
Provisions	—	23	(ii)	520	(520)	—
		497	(iii)
Advances from related parties	—	—		—		—
Deferred tax liability	—	17,624	(iv)	17,624		17,624
Other long-term liabilities	—	—		—	520	520

Total liabilities	128,669	20,240		148,909	—	148,909

Shareholders’ equity	17,742	63,768	(i)	62,945		62,945
		(444)	(ii)
		(497)	(iii)
		(17,624)	(iv)
Total liabilities and shareholders’ equity	146,411	65,443		211,854	—	211,854

Redecan Adjusted Unaudited Condensed Consolidated Statement of Net Earnings - Interim

	ASPE						IFRS
	Year ended December 31, 2020	Six months ended June 30, 2020	Three months ended March 31, 2021	Nine months ended March 31, 2021	ASPE to IFRS differences	Note 8	Nine months ended March 31, 2021	Presentation reclassification	Nine months ended March 31, 2021
Revenue before returns and allowances	107,296	38,140	35,038	104,194	(1,259)	(iii)	102,935	(102,935)	—
Revenue from sale of goods	—	—	—	—	—		—	98,147	98,147
Returns and allowances	(5,209)	(1,542)	(1,121)	(4,788)	—		(4,788)	4,788	—

Revenue before excise taxes	102,087	36,598	33,917	99,406	(1,259)		98,147	—	98,147
Excise taxes	(28,438)	(10,164)	(9,265)	(27,539)	—		(27,539)	—	(27,539)

Net revenue	73,649	26,434	24,652	71,867	(1,259)		70,608	—	70,608
Cost of goods sold	35,812	16,107	10,280	29,985	(75)	(ii)	29,910	—	29,910

Gross (loss) / profit before fair value adjustments	37,837	10,327	14,372	41,882	(1,184)		40,698	—	40,698
Realized fair value amounts on inventory sold	—	—	—	—	72,209	(i)	72,209	—	72,209
Unrealized gain on changes in fair value of biological assets	—	—	—	—	(115,454)	(i)	(115,454)	—	(115,454)

Gross profit	37,837	10,327	14,372	41,882	42,061		83,943	—	83,943
Operating expenses
Selling, general and administrative	—	—	—	—	—		—	15,886	15,886
Marketing and promotion	—	—	—	—	—		—	1,638	1,638
Advertising and promotion	997	86	727	1,638	—		1,638	(1,638)	—
Amortization	1,304	661	379	1,022	186	(ii)	1,208	(1,208)	—
Depreciation of property, plant and equipment	—	—	—	—	—		—	1,153	1,153
Amortization of intangible assets	—	—	—	—	—		—	55	55
Business taxes and licences	2,149	873	673	1,949	—		1,949	(1,949)	—
Consulting fees	1,316	931	142	527	—		527	(527)	—
Donations	—	—	—	—	—		—	—	—
Freight and logistics	1,851	778	681	1,754	—		1,754	(1,754)	—
Insurance	811	304	276	783	—		783	(783)	—
Interest and bank charges	148	30	43	161	—		161	(161)	—
Interest expense on lease liability	—	—	—	—	111	(ii)	111	(111)	—
Meals and entertainment	119	59	25	85	—		85	(85)	—
Office and general	1,904	763	513	1,654	—		1,654	(1,654)	—
Professional fees	261	81	16	196	—		196	(196)	—
Property tax	101	102	54	53	—		53	(53)	—
Rental	152	76	37	113	(110)	(ii)	3	(3)	—
Repairs and maintenance	1,123	421	259	961	—		961	(961)	—
Salaries, wages and benefits	6,189	2,014	1,404	5,579	—		5,579	(5,579)	—
Supplies	2,738	1,339	832	2,231	—		2,231	(2,231)	—
Impairment of property, plant and equipment	589	—	37	626	—		626	—	626

	21,752	8,518	6,098	19,332	187		19,519	(161)	19,358

Earnings from operations	16,085	1,809	8,274	22,550	41,874		64,424	161	64,585

Finance expense, net	—	—	—	—	—		—	(161)	(161)
Non-operating expense, net	—	—	—	—	—		—	(148)	(148)

Earnings and comprehensive earnings attributable to shareholders before tax	16,085	1,809	8,274	22,550	41,874		64,424	(148)	64,276

Provision for income taxes	(4,500)	(1,545)	(1,230)	(4,185)	—		(4,185)		(4,185)
Deferred income tax expense	—	—	—	—	(12,672)	(iv)	(12,672)	12,672	—
Income tax payable	—	—	—	—	—		—	(12,672)	(12,672)

Other comprehensive income
Foreign exchange gain (loss)	37	55	(130)	(148)	—		(148)	148	—

Net earnings and comprehensive income	11,622	319	6,914	18,217	29,202		47,419	—	47,419

Redecan Adjusted Unaudited Condensed Consolidated Statement of Net Earnings – Annual

	ASPE						IFRS
	Year ended December 31, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Twelve months ended September 30, 2020	ASPE to IFRS differences	Note 8	Twelve months ended September 30, 2020	Presentation reclassification	Twelve months ended September 30, 2020
Revenue before returns and allowances	17,337	10,545	72,015	78,807	(367)	(iii)	78,440	(78,440)	—
Revenue from sale of goods	—	—	—	—	—		—	74,478	74,478
Returns and allowances	(152)	(121)	(3,931)	(3,962)	—		(3,962)	3,962	—

Revenue before excise taxes	17,185	10,424	68,084	74,845	(367)		74,478	—	74,478
Excise taxes	(3,965)	(2,575)	(18,895)	(20,285)	—		(20,285)	—	(20,285)

Net revenue	13,220	7,849	49,189	54,560	(367)		54,193	—	54,193
Cost of goods sold	6,028	3,946	25,940	28,022	(100)	(ii)	27,922	—	27,922

Gross (loss) / profit before fair value adjustments	7,192	3,903	23,249	26,538	(267)		26,271	—	26,271
Realized fair value amounts on inventory sold	—	—	—	—	47,465	(i)	47,465	—	47,465
Unrealized gain on changes in fair value of biological assets	—	—	—	—	(102,715)	(i)	(102,715)	—	(102,715)

Gross profit	7,192	3,903	23,249	26,538	54,983		81,521	—	81,521
Operating expenses
Selling, general and administrative	—	—	—	—	—		—	14,127	14,127
Marketing and promotion	—	—	—	—	—		—	421	421
Advertising and promotion	319	169	271	421	—		421	(421)	—
Amortization	1,022	515	1,040	1,547	245	(ii)	1,792	(1,792)	—
Depreciation of property, plant and equipment	—	—	—	—	—		—	1,557	1,557
Amortization of intangible assets	—	—	—	—	—		—	235	235
Business taxes and licences	486	339	1,547	1,694	—		1,694	(1,694)	—
Consulting fees	—	—	1,131	1,131	—		1,131	(1,131)	—
Donations	2	1	—	1	—		1	(1)	—
Freight and logistics	284	177	1,385	1,492	—		1,492	(1,492)	—
Insurance	514	362	538	690	—		690	(690)	—
Interest and bank charges	89	54	79	114	—		114	(114)	—
Interest expense on lease liability	—	—	—	—	148	(ii)	148	(148)	—
Meals and entertainment	100	79	87	108	—		108	(108)	—
Office and general	489	341	1,271	1,419	—		1,419	(1,419)	—
Professional fees	174	142	168	200	—		200	(200)	—
Property tax	64	—	102	166	—		166	(166)	—
Rental	191	117	114	188	(214)	(ii)	(26)	26	—
Repairs and maintenance	271	205	831	897	—		897	(897)	—
Salaries, wages and benefits	2,420	1,739	3,265	3,946	—		3,946	(3,946)	—
Supplies	727	574	2,108	2,261	—		2,261	(2,261)	—

	7,152	4,814	13,937	16,275	179		16,454	(114)	16,340

Earnings (loss) from operations	40	(911)	9,312	10,263	54,804		65,067	114	65,181
Finance expense, net	—	—	—	—	—		—	(114)	(114)
Non-operating expense, net	—	—	—	—	—		—	(2)	(2)

Earnings (loss) and comprehensive income (loss) attributable to shareholders before tax	40	(911)	9,312	10,263	54,804		65,067	(2)	65,065

Provision for income taxes	(123)	—	(2,254)	(2,377)	—		(2,377)		(2,377)
Deferred income tax expense	—	—	—	—	(15,528)	(iv)	(15,528)	15,528	—
Income tax payable	—	—	—	—	—		—	(15,528)	(15,528)

Other comprehensive income
Foreign exchange gain (loss)	44	14	(32)	(2)	—		(2)	2	—

Net earnings (loss) and comprehensive income (loss)	(39)	(897)	7,026	7,884	39,276		47,160	—	47,160

IFRS differs in material respects in certain areas from ASPE. The following material adjustments have been made to reflect Redecan’s historical consolidated statement of earnings on an IFRS basis for the purposes of the unaudited pro forma financial information, these adjustments are before the reclassification adjustments:

i.	Biological assets and inventory

Cannabis plants are recognized as biological assets under IFRS. Under IFRS, biological assets are accounted for using the income approach at fair value less costs to sell and are revalued at each subsequent reporting date up to the point of harvest, which becomes the basis for the cost of inventories after harvest. Under IFRS, unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the statement of net earnings.

Inventory is valued at the lower of cost and net realizable value. Under ASPE, cannabis plants are recorded at the lower of cost and net realizable value. Cost is determined by the weighted average method, and includes purchase price of direct materials, direct labour and an allocation of certain overheads. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest date, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within ‘cost of goods sold’ on the statement of net earnings at the time the product is sold, with the exclusion of realized fair value amounts on inventory sold which are recorded as a separate line within gross profit.

The following table shows the addition of the fair value adjustment to the cost basis of biological assets and inventory under ASPE to reflect the fair value of cannabis plants in accordance with IFRS and includes a corresponding impact to shareholder’s equity:

As at March 31, 2021 $
Inventory	52,367
Biological assets	11,401
Shareholder’s equity	63,768

The following table reflects the addition of the changes in fair value recognized in the period of change within the unaudited condensed consolidated statement of net earnings for the nine months ended March 31, 2021:

	Year ended December 31, 2020 $	Six months ended June 30, 2020 $	Three months ended March 31, 2021 $	Nine months ended March 31, 2021 $
Realized fair value amounts on inventory sold	81,213	24,476	15,472	72,209
Unrealized gain on changes in fair value of biological assets	(122,237)	(27,615)	(20,832)	(115,454)

The following table reflects the addition of the changes in fair value recognized in the period of change within the unaudited condensed consolidated statement of net earnings for the twelve months ended September 30, 2020:

	Year ended December 31, 2019 $	Nine months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Twelve months ended September 30, 2020 $
Realized fair value amounts on inventory sold	6,014	3,499	44,950	47,465
Unrealized gain on changes in fair value of biological assets	(18,933)	(8,574)	(92,356)	(102,715)

ii.	Leases

For lessees, IFRS does not distinguish between operating and finance lease requirements and recognizes a right-of-use asset and lease liability at the commencement of all leases except short-term leases and leases of low value assets. To reflect the IFRS lease accounting requirements, the following adjustments were made to the unaudited condensed consolidated statement of financial position:

As at March 31, 2021 $
Increase in right-of-use assets, net	1,675
Decrease in trade and other payables	(135)
Increase in current lease liability	231
Increase in non-current lease liability	2,000
Increase in provisions	23
Decrease in shareholders’ equity	(444)

To recognize the depreciation of the right-of-use assets and interest on lease liabilities in the unaudited condensed consolidated statement of net earnings for the nine months ended March 31, 2021, the following adjustments were made:

	Year ended December 31, 2020 $	Six months ended June 30, 2020 $	Three months ended March 31, 2021 $	Nine months ended March 31, 2021 $
Cost of goods sold	(100)	(50)	(25)	(75)
Amortization	249	125	62	186
Interest expense on lease liability	148	74	37	111
Rental expense	(149)	(75)	(36)	(110)

To recognize the depreciation of the right-of-use assets and interest on lease liabilities in the unaudited condensed consolidated statement of net earnings for the twelve months ended September 30, 2020, the following adjustments were made:

	Year ended December 31, 2019 $	Nine months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Twelve months ended September 30, 2020 $
Cost of goods sold	(75)	(50)	(75)	(100)
Amortization	198	140	187	245
Interest expense on lease liability	146	109	111	148
Rental expense	(190)	(88)	(112)	(214)

iii.	Revenue

IFRS applies a five step control based model for revenue recognition, whereas ASPE recognizes revenue once the risk and rewards have been transferred to the customer. Under IFRS, variable consideration in customer contracts can result in consideration paid or payable to customers if a distinct good or service is received from the customer as a reduction of the transaction price. As at March 31, 2021, to reflect the impact of variable consideration an increase of $497 was recognized as a contract liability with a corresponding adjustment to shareholder’s equity.

The impact of the variable consideration from discount features resulted in the following adjustments on the unaudited condensed consolidated statement of net earnings for the nine months ended March 31, 2021:

	Year ended December 31, 2020 $	Six months ended June 30, 2020 $	Three months ended March 31, 2021 $	Nine months ended March 31, 2021 $
Decrease to revenue before returns and allowances	(250)	730	(279)	(1,259)

The impact of the variable consideration from discount features resulted in the following adjustments on the unaudited condensed consolidated statement of net earnings for the twelve months ended September 30, 2020:

	Year ended December 31, 2019 $	Nine months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Twelve months ended September 30, 2020 $
Decrease to revenue before returns and allowances	(113)	—	(254)	(367)

iv.	Income taxes

IFRS requires an entity to recognize both current and deferred taxes whereas ASPE permits the taxes payable method. Deferred tax is required to be recognized on any temporary differences between the carrying amount of assts and liabilities and the corresponding tax bases used in the calculation of taxable earnings. Deferred tax aessets and liabilities have been measured at the tax rates that are expected to apply in the period when the asset is realized, and the liability is settled. Deferred tax assets are recognized to the extent future recovery is probable. Deferred tax assets have been reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

As at March 31, 2021, a deferred tax liability of $17,624 was recognized with a corresponding adjustment to shareholder’s equity.

The impact of the applying deferred tax accounting resulted in the following adjustment on the unaudited condensed consolidated statement of net earnings for the nine months ended March 31, 2021:

	Year ended December 31, 2020 $	Six months ended June 30, 2020 $	Three months ended March 31, 2021 $	Nine months ended March 31, 2021 $
Deferred income tax expense	(10,619)	(995)	(3,048)	(12,672)

The impact of the applying deferred tax accounting resulted in the following adjustment on the unaudited condensed consolidated statement of net earnings for the twelve months ended September 30, 2020:

	Year ended December 31, 2019 $	Nine months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Twelve months ended September 30, 2020 $
Deferred income tax expense	(3,956)	(1,781)	(13,353)	(15,528)

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